Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

02028632

8th April 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

<u>Dairy Farm International Holdings Limited (the "Company")</u>

We enclose for your information a copy of a press release issued on 8th April 2002 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

Dairy Farm International Holdings Ltd
Jardine House, 33-35 Reid Street
Hamilton HM EX, Bermuda

To : Business Editor For immediate release

DAIRY FARM TENDER OFFER RESULT

8th April 2002 – Dairy Farm International Holdings Limited today announced that it had received valid tenders for approximately 203.5 million Shares under the Tender Offer, representing some 11.9% of the issued share capital of the Company. The Tender Offer was announced on 26th February 2002 and closed on 5th April 2002.

As the Tender Offer was for up to 170 million Shares (representing approximately 10% of Dairy Farm's issued share capital) the Tender Offer has been oversubscribed.

In accordance with the terms of the Tender Offer, the Strike Price has been set at US$0.75 per Share. All valid Tenders below the Strike Price have been accepted in full and will be repurchased at the Strike Price. Tenders at the Strike Price will be accepted but will be scaled back pro rata on the basis of 0.78996 of a Share for every Share so tendered, rounded down to the nearest whole number, to ensure that the number of Shares purchased does not exceed 170 million Shares.

Howard Mowlem, Group Finance Director of Dairy Farm, said, "We are pleased with the result of the Tender Offer as our shareholders have taken the opportunity to tender the maximum number of Shares. The Tender Offer gave shareholders the opportunity to participate directly in a return of capital following the sale of our Australian supermarket assets and Sims Trading, while at the same time enhancing earnings per share."

The total consideration payable by Dairy Farm under the Tender Offer is approximately US$127.5 million. Payment will be sent on 12th April 2002 in respect of accepted Tenders in accordance with the terms of the Tender Offer. Share certificates in respect of partially accepted tenders will be despatched on 19th April 2002.

The Directors have decided that a further some 70,000 Shares be purchased from registered shareholders who had tendered all their Shares and who would otherwise be left with a shareholding of less than 900 Shares, being the trading Board Lot of the Shares on the

- more -

Issued by: **Dairy Farm Management Services Ltd**
Incorporated in Bermuda with limited liability
5/F Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong

Singapore Stock Exchange. This would avoid such shareholders being left with a small number of shares that would be relatively expensive and inconvenient to trade. Such shares will be repurchased on the same terms pursuant to the Directors' general repurchase authority.

In the Tender Offer document, Dairy Farm stated that it had no intention of making any further premium tender offer to shareholders in the year ahead.

Dairy Farm is a leading food and drugstore retailer in the Asia-Pacific Region. As at 31st December 2001, the Dairy Farm Group and its associates operated some 2,200 outlets – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants – employed some 58,800 people in the Region and in 2001 had total sales from ongoing operations of some US$4.4 billion. Dairy Farm is a member of the Jardine Matheson Group.

- end -

For further information, please contact:

Dairy Farm Management Services Limited
Ronald J Floto (852) 2299 1881
Howard Mowlem (852) 2299 1896
email: hmowlem@dairy-farm.com.hk

Golin/Harris Forrest
Bob Fienberg (852) 2501 7908
email: bob.fienberg@golinharris.com.hk

This and other Group announcements can be accessed through the Internet at "www.dairyfarmgroup.com".

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

02 APR 25 AM 11:01

8th April 2002

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Dairy Farm International Holdings Limited ("DFIH")

We enclose for your information a copy of a notification dated 8th April 2002 in respect of DFIH which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

F:\WIN\Dairy Farm\Special Projects\JERICHO\ltr-memo.doc

RNS Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Purchase of Own Securities
Released	11:19 8 Apr 2002
RNS Number	1668U

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

SHARE REPURCHASE

A total of 170,068,653 shares were repurchased by Dairy Farm International Holdings Limited ("DFIH") at US$0.75 per share on 8th April 2002. 169,999,627 shares were repurchased under the Tender Offer and 69,026 shares were repurchased on the same terms of the Tender Offer pursuant to the Directors' general repurchase authority.

In accordance with the Bermuda Companies Act, under which DFIH is incorporated, these shares are treated as cancelled immediately upon repurchase. Accordingly, following the repurchase and cancellation of 170,068,653 shares, the issued share capital of DFIH is 1,539,145,119 shares.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Dairy Farm International Holdings Limited

8th April 2002

www.dairyfarmgroup.com

END

Jardines

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005

Group Secretariat

8th April 2002

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02 APR 25 AM 11:01

Dear Sirs

Dairy Farm International Holdings Limited
- Disclosure of Interests – Substantial Shareholders

We enclose for your information a notification dated 8th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

Encl

RNS Full Text Announcement

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Holding(s) in Company
Released	11:22 8 Apr 2002
RNS Number	1673U

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED ("DFIH")
DISCLOSURE OF INTERESTS – SUBSTANTIAL SHAREHOLDERS

Following the repurchase and cancellation of a total of 170,068,653 shares by DFIH on 8th April 2002, Jardine Strategic Holdings Limited's ("JSH") interests in DFIH has increased from 63.29% to 70.28%, JSH's interests are made up as follows:-

	No. of shares	%
JSH	997,065,126	64.78
Connaught Investors Limited	31,964,445	2.08
The Verandah Trust Company Limited	52,722,137	3.43
Total Holding	**1,081,751,708**	**70.28**

In addition, by virtue of its interest in JSH, Jardine Matheson Holdings Limited's deemed interest in the same number of shares increased.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Dairy Farm International Holdings Limited

8th April 2002

www.jardines.com

END